Filed Pursuant to Rule 424(b)(5)
Registration No. 333-114045

PROSPECTUS SUPPLEMENT

(To Prospectuses dated April 21, 2004 and November 28, 2001)

49,184,272 Shares

Common Stock

The selling stockholders are offering a total of 49,184,272 shares of our common stock pursuant to this combined prospectus supplement and the two related prospectuses. Of the total number of shares, TPG Advisors II, Inc., or TPG Advisors, is offering 36,858,369 shares of our common stock under this combined prospectus supplement and the related prospectus dated April 21, 2004, which is a part of a previously filed registration statement no. 333-114045, and TPG ON Holdings LLC, or ON Holdings, is offering 12,325,903 shares of our common stock under this combined prospectus supplement and the related prospectus dated November 28, 2001, which is part of another previously filed registration statement no. 333-73320.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “ONNN.” The last reported sale price of our common stock on May 7, 2007 was $11.23 per share.

Investing in our common stock involves risks. See Risk Factors beginning on page S-11 of this prospectus supplement to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$11.05	$543,486,206
Underwriting discounts and commissions	$0.005	$245,921
Proceeds to the Selling Stockholders (before expenses)	$11.045	$543,240,285

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the related prospectuses are truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares to purchasers on May 11, 2007

LEHMAN BROTHERS

May 8, 2007

ii

As used in this prospectus, the “Company,” “we,” “us,” “our” or “our company” refer, as the context requires, to:

•	ON Semiconductor Corporation, together with its wholly owned direct subsidiaries, including Semiconductor Components Industries, LLC, and its wholly owned indirect subsidiaries;

•

solely in the context of our historical operations or results prior to our becoming an independent company as a result of our August 4, 1999 recapitalization, the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc.; and

•	ON Semiconductor Corporation as the issuer of the securities offered hereby.

The ON Semiconductor logo is a registered trademark of Semiconductor Components Industries, LLC.

iii

ABOUT THIS PROSPECTUS

This document is in three parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of common stock. The second part, the base prospectus filed as part of Registration Statement no. 333-114045, and the third part, the base prospectus filed as part of Registration Statement no. 333-73320, give more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to all three parts combined, and when we refer to the “accompanying prospectuses,” we are referring to the base prospectuses. We are including two base prospectuses in this document because the common stock offered by the two selling stockholders is registered on two separate registration statements, each of which contains one of the foregoing prospectuses. This prospectus supplement is a supplement to each of the base prospectuses with respect to the shares registered under the relevant registration statement.

If the description of this offering varies between this prospectus supplement and the accompanying prospectuses, you should rely on the information in this prospectus supplement.

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statements or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102.

You may also obtain copies of our SEC filings by mail from the Office of Investor Education and Assistance of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102 or by telephone at l-800-SEC-0330. You may obtain information on the operation of the Public Reference Room and the Office of Investor Education and Assistance by calling the SEC at l-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Internet site (http://www.sec.gov).

You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, e-mailing or telephoning us at the following address, e-mail address or phone number:

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-3437

investor@onsemi.com

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference in this prospectus supplement certain information we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, including any filings after the date of this prospectus supplement, until we have sold all the securities to which this prospectus supplement relates or this offering is otherwise terminated. The information that we incorporate by reference is an important part of this prospectus supplement. Any statement in a document incorporated by reference will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus supplement or (2) any other subsequently filed document that is incorporated by reference into this prospectus supplement modifies or supersedes such statement.

We incorporate by reference into this prospectus supplement the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on February 23, 2007 (“Form 10-K”);

•	our Quarterly Report on Form 10-Q for the quarter ended March 30, 2007 filed with the SEC on April 27, 2007 (“Form 10-Q”);

•	our Proxy Statement filed with the SEC on April 11, 2007;

•	our Current Reports on Form 8-K filed with the SEC on January 29, 2007, February 6, 2007, February 8, 2007, February 15, 2007, March 9, 2007, March 26, 2007, April 5, 2007 and May 4, 2007; and

•	the description of our common stock contained in the registration statement on Form 8-A filed with the SEC on April 21, 2000.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, including information incorporated into this document by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements, and are contained throughout this prospectus and in the information incorporated into this prospectus or any prospectus supplement by reference. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. All forward-looking statements in this prospectus supplement are made based on our current expectations and estimates, which involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements. Among these factors are revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross profit pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with our substantial leverage and restrictive covenants in our debt agreements, risks associated with our international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Additional factors that could affect our future results or events are described from time to time in our SEC filings. See in particular the “Risk Factors” section incorporated by reference into this prospectus supplement and in our reports we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the trends, risks and uncertainties described in the “Risk Factors” section incorporated by reference into this prospectus supplement and other information in this prospectus, any prospectus supplements and reports filed with the SEC before making any investment decision with respect to the notes. If any of the trends, risks or uncertainties set forth in the “Risk Factors” section incorporated by reference into this prospectus, and in our reports we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act actually occurs or continues, our business, financial condition or operating results could be materially adversely affected. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

PRINCIPAL EXECUTIVE OFFICE

Our headquarters are located at 5005 E. McDowell Road, Phoenix, Arizona 85008 and our telephone number is (602) 244-6600.

SUMMARY

The following summary includes basic information about our company and this offering. It may not contain all of the information that is important to you. For a more complete understanding of our company and this offering, we encourage you to read this entire prospectus, including the section entitled “Risk Factors,” and the documents we have incorporated by reference herein. Industry or business terms used but not defined in this summary are defined in the “Business” section of our Form 10-K.

ON Semiconductor Corporation

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets, including consumer electronics, computing, wireless communications, automotive electronics, industrial electronics and networking. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

Our extensive portfolio of devices enables us to offer advanced integrated circuits and the “building block” components that deliver system level functionality and design solutions. Our product portfolio currently comprises approximately 28,800 products, and we shipped approximately 7.5 billion units in the first quarter of 2007 as compared to approximately 7.6 billion units in the first quarter of 2006. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

We are organized into five operating segments, which also represent five reporting segments: automotive and power regulation, computing, digital and consumer, standard products (which include products that are sold in many different end-markets) and manufacturing services. Each of our major product lines has been assigned to a segment, as illustrated in the table below, based on our operating strategy. Because many products are sold into different end markets, the total revenue reported for a segment is not indicative of actual sales in the end market associated with that segment, but rather is the sum of the revenues from the product lines assigned to that segment. Our manufacturing services, in which we manufacture parts for other semiconductor companies, principally in our newly acquired Gresham, Oregon facility, are reported in the manufacturing services segment. These segments represent our view of the business and as such are used to evaluate progress of major initiatives. Information related to periods prior to this change have been revised to conform to the current presentation.

Automotive & Power Regulation	Computing Products	Digital & Consumer Products	Standard Products	Manufacturing Services
AC-DC Conversion	Low & Medium MOSFET	Analog Switches	Bipolar Power	Manufacturing Services
Analog Automotive DC-DC Conversion	Power Switching	Filters	Thyristor
Rectifier	Signal & Interface	Low Voltage	Small Signal
High Voltage MOSFET		App. Specific Int. Power	Zener
LDO & Vregs			Protection
High Frequency
Standard Logic

We have approximately 158 direct customers worldwide, and we also service approximately 204 significant original equipment manufacturers indirectly through our distributor and electronic manufacturing service provider customers. Our direct and indirect customers include: (1) leading original equipment manufacturers in a broad variety of industries, such as Apple, Continental Automotive Systems, Hewlett Packard, Microsoft, Intel, Motorola, Seagate, Siemens and Sony; (2) electronic manufacturing service providers, such as Flextronics, Jabil and Solectron; and (3) global distributors, such as Arrow, Avnet, EBV Elektronik, Future, Solomon Enterprise and World Peace.

We currently have major design operations in Arizona, Rhode Island, Texas, Oregon, China, Slovakia, the Czech Republic, Korea and France, and we currently operate manufacturing facilities in Arizona, Oregon, China, the Czech Republic, Japan, Malaysia, the Philippines and Slovakia.

Our headquarters are located at 5005 E. McDowell Road, Phoenix, Arizona 85008, and our telephone number is (602) 244-6600.

Our Products

Automotive and Power Regulation Group. The explosion in consumer and computing devices is driving strong demand for highly efficient power supplies needed to charge and run them. Similarly, the proliferation of electronic subsystems in automobiles (the value of the electronic content now exceeds that of the metal in many cars) has put tremendous stress on the existing 12-volt electrical backbone of automobiles. Power efficiency has become a critical issue as more and more electronic features are added. We are a global supplier of power management analog products. We have a complete power management portfolio in the six major product categories, which include DC-DC converters, AC-DC converters, linear regulators, Pulse Width Modulation (PWM) controllers, Power Factor Modulation (PFM) controllers, Power Factor Correction (PFC) pre-regulators and battery charging and management integrated circuits. In the automotive space we are a global supplier of power management and protection devices including linear regulators and ignition Insulated Gate Bipolar Transistors (IGBT’s).

Computing Products Group. As computing platforms, both desktop and portable, evolve from data processing systems (database manipulation, word processing and spreadsheets) to signal-processing systems (audio, video and wireless communications), the core processors need to be more and more powerful. More powerful processors in turn require more efficient power supplies and more efficient use of power on the motherboard and subsequent peripherals. The Computing Products Group is focused on delivering efficient controllers and power MOSFETs for power management in VCORE, DDR and chipsets for audio, video and graphics processing subsystems. We believe our success in these markets is attributable to our superior technology and manufacturing and supply chain capabilities, which are needed to serve this high-volume market.

Digital and Consumer Products Group. The focus of the Digital and Consumer Products Group is on cell phones and small portable electronic devices such as PDAs, MP3s and handheld GPS. Digital portable devices such as cell phones, PDAs, MP3s and handheld GPS have become multi-function devices incorporating many options, including wireless communications, audio, video and camera functions. The integration of functionality onto such small platforms puts a premium on being able to put high-performance devices into extremely small packages. We have a broad portfolio of products and solutions that serve this space in industry leading micro-packages. The four application areas in which we have a significant position are: system power management with FETs and DC-DC converters; EMI and RF filtering; audio and video signal distribution with analog switches and op amps; and LED lighting solutions for LCD screens and camera flash.

Standard Products Group. As device size shrinks in portable and computing systems, the threat from Electrostatic Discharge (ESD) and power surges increases exponentially. Protection on input/output ports becomes a critical issue for designers both from a point of view of manufacturability and product robustness once the product is in the hands of the consumer. We offer a complete line of ESD and Zener TVS devices that provide a robust energy-absorption-to-footprint ratio. Our high frequency clock and data management products consist primarily of high margin Emitter-Coupled Logic (ECL) products. We design and deliver application-specific integrated circuits using advanced technologies that address the high-performance needs of communication and networking switches, high-end servers, high-performance work stations, storage networks and precision measurement test systems. We enable application specific designs for today’s advanced networks, including Asynchronous Transfer Mode (ATM), Enterprise Networks, Storage Area Networks (SAN) and Internet Protocol (IP) applications.

Sales, Marketing and Distribution

As of December 31, 2006, our global sales and marketing organization consisted of approximately 571 professionals operating out of approximately 30 offices which serve customers in 70 countries. We support our customers through logistics organizations and just-in-time warehouses. Global and regional distribution channels further support our customers’ needs for quick response and service. We offer efficient, cost-effective internet-based applications support from our laboratories in the Czech Republic, China and the United States. Through on-line connectivity, applications developed in one region of the world are now instantaneously available to all other regions. Since 2004, our cost structure related to freight, shipping and logistical services has been improved as a result of our newest global distribution centers in the Philippines and China, which also resulted in improved domestic shipping and customs clearance operations. We continue to monitor our freight and logistical support operations for potential cost savings.

THE OFFERING

Common Stock offered by TPG Advisors, a selling stockholder	36,858,369 shares

Common stock offered by ON Holdings, a selling stockholder	12,325,903 shares

Shares outstanding upon completion of this offering (1)(2)	293,502,772 shares

Dividend Policy

We have not paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Our senior bank facilities restrict our ability to pay cash dividends to our common stockholders. See “Common Stock Price Range and Dividend Policy.”

Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering.

NASDAQ Global Select Market symbol	“ONNN”

(1)	Of the total number of shares being offered by the selling stockholders, we may, subject to market conditions and reaching an agreement with the underwriter, repurchase up to 10 million shares at the public offering price using cash on hand.

(2)	The number of shares of our common stock outstanding immediately after this offering is based on 293,502,772 outstanding shares at April 30, 2007. The share numbers above do not take into account:

•

25,044,011 shares of common stock issuable, as of April 30, 2007, upon the exercise of options granted under our 1999 Founders Stock Option Plan and our amended and restated 2000 Stock Incentive Plan, at an average exercise price of $6.63 per share;

•

24,771,062 additional shares of common stock reserved, as of April 30, 2007, for future issuance under our 1999 Founders Stock Option Plan, our amended and restated 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan;

•	667,731 additional shares of common stock issuable, as of April 30, 2007, upon the vesting of restricted stock units under our amended and restated 2000 Stock Incentive Plan;

•

up to 34,422,032 shares of common stock issuable upon conversion of our zero coupon convertible senior subordinated notes due 2024 (the “2024 notes”) (the number issuable if (a) the net share settlement feature of the 2024 notes were disregarded and the entire conversion value of the 2024 notes were deliverable in shares of common stock and (b) the maximum number of shares issuable as a result of a fundamental change were to become issuable);

•

up to 16,637,473 shares of common stock issuable upon conversion of our 1.875% convertible senior subordinated notes due 2025 (the “2025 notes”) (the number issuable if (a) the net share settlement feature of the 2025 notes were disregarded and the entire conversion value of the 2025 notes were deliverable in shares of common stock and (b) the maximum number of shares issuable as a result of a fundamental change were to become issuable); and

•

up to 64,533,315 shares of common stock issuable upon conversion of our 2.625% convertible senior subordinated notes due 2026 (the “2026 notes”) (the number issuable if (a) the net share settlement feature of the 2026 notes was disregarded and the entire conversion value of the 2026 notes was deliverable in shares of common stock and (b) the maximum number of shares issuable as a result of a fundamental change were to become issuable).

SUMMARY FINANCIAL AND OTHER DATA

The following table summarizes certain of our financial and other data for the periods indicated. We derived the balance sheet, statement of operations and cash flow data set forth below for the years ended December 31, 2004, 2005 and 2006, as applicable, from our audited consolidated financial statements incorporated by reference from our Form 10-K. We derived the statement of operations and cash flow data set forth below for the three months ended March 31, 2006 and March 30, 2007 and the balance sheet data as of March 30, 2007 from our unaudited consolidated financial statements incorporated by reference from the Form 10-Q. In our opinion, the unaudited financial statements included in the Form 10-Q include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of financial position, results of operations and cash flows. You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the notes thereto included in the Form 10-K and the Form 10-Q, respectively.

	Year Ended December 31,			Three Months Ended
	2004	2005	2006	March 31, 2006	March 30, 2007
		(in millions, except per share amounts)
Statement of Operations Data:
Total revenues(1)	$1,266.9	$1,260.6	$1,531.8	$334.0	$374.2
Gross profit(2)	409.9	418.5	589.0	117.7	136.6
Research and development expense	94.4	93.7	101.2	23.6	30.8
Selling and marketing expense	73.8	79.3	91.0	21.0	22.9
General and administrative expense	72.2	74.6	86.7	20.2	20.2
Restructuring, asset impairments and other(3)	19.6	3.3	(6.9)	—	—
Operating income	149.9	167.6	317.0	52.9	62.7
Income (loss) before cumulative effect of accounting change(4)	(123.7)	103.5	272.1	40.4	54.0
Net income (loss)	(123.7)	100.6	272.1	40.4	54.0
Net income (loss) applicable to common stock(5)	(135.1)	62.3	272.1	40.4	54.0
Basic net income (loss) per share of common stock	$(0.55)	$0.24	$0.85	0.13	0.19
Diluted net income (loss) per share of common stock	$(0.55)	$0.21	$0.80	0.12	0.18

				As of December 31, 2006	As of March 30, 2007
				(in millions)
Balance Sheet Data:
Cash and cash equivalents				$268.8	$275.8
Receivables, net				177.9	174.3
Inventories, net				212.7	213.3
Net working capital				267.8	308.9
Property, plant and equipment, net				578.1	594.8
Total assets				1,416.5	1,440.7
Total debt (including current maturities)				1,176.0	1,150.4
Total stockholders’ deficit(6)				(225.4)	(157.2)

	Year Ended December 31,			Three Months Ended
	2004	2005	2006	March 31, 2006	March 30, 2007
	(in millions)
Cash Flow Data:
Net cash provided by operating activities	$38.4	$193.1	$349.8	$50.5	$63.1
Net cash provided by (used in) investing activities	(150.6)	34.8	(130.2)	(30.8)	(43.2)
Net cash provided by (used in) financing activities	31.4	(99.6)	(184.5)	(2.0)	(12.7)

Other Data:
Capital expenditures	$81.8	$46.1	$199.0	$31.7	$49.0
Depreciation and amortization	102.1	99.0	81.4	23.5	22.1

(1)	Revenues for the year ended December 31, 2006 and for the three months ended March 30, 2007 include approximately $100.6 million and $26.4 million, respectively, of foundry service revenue primarily from the acquisition of LSI’s Gresham, Oregon wafer fabrication facility that occurred in May 2006.
(2)	During the quarter ended June 30, 2006, we revised the estimated useful lives of our manufacturing equipment for depreciation purposes from approximately five years to 10 years. The effect of this change was to reduce depreciation expense and increase gross profit by $20.2 million for the year ended December 31, 2006 and $5.4 million for the quarter ended March 30, 2007.
(3)	Results of operations for the year ended December 31, 2004 include restructuring, asset impairments and other charges of $19.6 million and are comprised of $4.1 million to cover employee separation costs offset by the reversal of $1.3 million of employee separation costs reserve, $2.5 million of exit costs offset by the reversal of $1.0 million of cash exit costs reserve, $3.3 million of asset impairments associated with the East Greenwich, Rhode Island facility and the closure of the assembly and test operations in Roznov, the Czech Republic and $12.0 million related to loss on sale of fixed assets. Results of operations for the year ended December 31, 2005 include restructuring, asset impairment and other charges of $3.3 million and are comprised of $4.7 million to cover employee separation costs and $0.6 million of exist costs, which were partially offset by the reversal of $1.3 million of employee separation cost reserve, the reversal of $0.2 million of restructuring costs previously recorded and a $0.5 million gain on sale of fixed assets related to the sale of portions of land at our East Greenwich, Rhode Island facility. Results of operations for the year ended December 31, 2006 include net gains from restructuring, asset impairment and other charges of $6.9 million and are comprised of $5.7 million gain from insurance proceeds received to replace equipment damaged after an overhead fire prevention sprinkler malfunctioned in our Gresham wafer fabrication facility, $3.9 million gain on sale of a building at our corporate headquarters in Phoenix, Arizona, $0.6 million gain on sale of a manufacturing facility at our East Greenwich, Rhode Island location and reversal of $1.4 million of employee separation cost reserves primarily related to the previously planned transfer of wafer fabrication manufacturing operations from Malaysia to the United states, which was cancelled, partially offset by $4.7 million of asset impairments resulting from the fact that we have no plans to use certain internally developed software, and management considers the cease of use of these assets as other than temporarily impaired.
(4)	In 2005, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The impact of the adoption of FIN 47 to our financial condition and results of operations was a charge of $2.9 million, net of an income tax benefit of $0.3 million, for the year ended December 31, 2005.

(5)	Net income (loss) applicable to common stock for the years ended December 31, 2004 and 2005, reflects the deduction of dividends on our redeemable preferred stock that was held by TPG ON Holdings LLC, an affiliate of Texas Pacific Group (or TPG), our principal stockholder, until November 10, 2005. On November 10, 2005, we entered into a Conversion and Termination Agreement with an affiliate of TPG to convert its preferred stock into approximately 49.4 million shares of our common stock. To induce the conversion, we issued approximately 3.9 million additional shares of our common stock to such affiliate of TPG. As a result of the conversion, none of the authorized shares of preferred stock remain outstanding. Net income (loss) applicable to common stock for the years ended December 31, 2004 and 2005 reflects the deduction of dividends of $9.9 million and $9.2 million, respectively; the accretion of the increase (decrease) in redemption value of our redeemable preferred stock of $1.5 million in 2004 and $(1.0) million in 2005; the dividend from inducement shares issued upon conversion of convertible redeemable preferred stock of $20.4 million in 2005; and the allocation of undistributed earnings to preferred shareholders of $9.7 million in 2005.
(6)	The decrease in stockholders’ deficit between December 31, 2006 and March 30, 2007 was primarily attributable to our net income of $54.0 million for the three months ended March 30, 2007, proceeds of $20.4 million from the exercise of stock options and stock purchases under our existing employee stock benefit plans and the recording of $3.3 million of stock compensation expense as paid in capital, partially offset by an $8.9 million charge to the opening balance of accumulated deficit as of January 1, 2007 as a result of the adoption of FASB Interpretation No. 48 “Accounting for Uncertain Tax Provisions.”

RISK FACTORS

You should carefully consider the risk factors described below before purchasing our common stock.

Trends, Risks and Uncertainties Related to the Acquisition of the Gresham, Oregon Manufacturing Facility

We may experience difficulties utilizing the additional capacity of the Gresham manufacturing facility in a cost-efficient manner.

After the expiration of our supply contract with LSI Logic Corporation (LSI), our ability to generate operating profits in Gresham will depend upon our successful development of new products that can be produced using the technology of the Gresham manufacturing facility. Failure to successfully integrate new products into the Gresham manufacturing facility and failure to successfully market those new products could result in a loss of market share, or a lost opportunity to capitalize on emerging markets, and could have an adverse impact on our business and operating results.

In connection with the acquisition of the Gresham manufacturing facility, we entered into a supply contract with LSI which may result in operating losses at the facility.

During the first two years following the consummation of the acquisition of the Gresham manufacturing facility, we will rely on LSI as the sole customer under a supply contract to meet minimum guaranteed revenue commitments. If we experience an increase in the cost of raw materials or lower than anticipated yields, or if we are unable to meet the cycle-time commitments called for by the contract, we may experience losses from operations at the facility.

The transition costs associated with the acquisition of the Gresham manufacturing facility may be greater than we anticipate.

In addition to the purchase price, we expect to incur significant one-time costs in connection with the acquisition of the Gresham manufacturing facility and the related integration of between $7.0 million and $12.0 million from 2006 to 2008. We also anticipate that the acquisition of the Gresham manufacturing facility will increase our fixed costs by between $90 million and $100 million annually. As a result, while our revenues increased in 2006 our gross margin percentage was negatively impacted and we expect a similar impact in 2007. The costs and liabilities actually incurred in connection with the acquisition and subsequent integration process may exceed those anticipated. Although we expect that the realization of efficiencies related to the acquisition may offset additional expenses over time and result in net cost savings, we cannot ensure you that this net benefit will be achieved soon or at all.

The projections that we used in valuing the Gresham manufacturing facility were based upon assumptions that we believed to be reasonable. However, these assumptions may prove to have been incomplete or inaccurate, and our projections could differ materially from actual operating results.

If we fail to retain the highly skilled personnel currently employed at the Gresham manufacturing facility, our ability to successfully integrate the facility and realize the benefits of the acquisition could deteriorate.

The success of the acquisition of the Gresham manufacturing facility depends upon our ability to retain the highly skilled technical, managerial and operations personnel currently employed at the facility. If we are unable to retain these employees, we may be required to spend significant resources engaging employees with similar expertise or may be unable to secure such employees at all. The loss of services of these employees could prevent us from introducing the high value-added products that can be manufactured on the Gresham manufacturing facility’s advanced technology platforms, and would severely mitigate the anticipated benefits of the acquisition.

We may experience difficulties in integrating and operating the Gresham manufacturing facility.

Our ability to achieve the benefits we anticipate from the acquisition of the Gresham manufacturing facility will depend in large part upon whether we are able to integrate this facility into our business in an efficient and effective manner, and once integrated, operate the facility in this manner. We may not be able to integrate this facility smoothly or successfully, and the process may take longer than expected. The integration of the manufacturing facility will require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. We may encounter similar and additional difficulties as we continue to operate the facility post-integration. If we are unable to integrate and operate this facility successfully, we may be unable to realize the cost savings, revenue growth, gross margin improvement, earnings growth and other anticipated benefits we expect to achieve as a result of the acquisition and our business and results of operations could be adversely affected.

Trends, Risks and Uncertainties Related to Other Aspects of Our Business

We have experienced declines in revenues and operating losses, and we may experience additional declines in revenues and operating losses in the future.

At times our historical financial results have been subject to substantial fluctuations and during those times we have experienced declines in revenues and operating losses. Although, recently, we have experienced some strength in our results, reduced end-user demand, price declines, excess inventory, underutilization of our manufacturing capacity and other factors could adversely affect our business, and we may experience declines in revenue and operating losses in the future. In order to remain profitable, we must continue to successfully implement our business plan, including our cost reduction initiatives. We also currently face an environment of uncertain demand and pricing pressure in the markets our products address. We cannot assure you that we will be able to sustain our recent profitability.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (for semiconductors and for the end-user products in which they are used) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience such downturns in the future. The most recent downturn, which began in the fourth quarter of 2000, was severe and prolonged, and it is uncertain whether recent improvements in semiconductor industry performance will continue or whether such improvements will benefit us to the same extent as they benefit other industry participants. Future downturns in the semiconductor industry may also be severe and prolonged. Future downturns in the semiconductor industry, or any failure of the industry to fully recover from its recent downturn, could seriously impact our revenues and harm our business, financial condition and results of operations.

During the 1990s and continuing into 2000, the semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of the internet and other computing and communications technologies. During 2001, we — like many of our customers and competitors — were adversely affected by a general economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our integrated circuits and standard semiconductors. The terrorist attacks of September 11, 2001 also further depressed economic activity and demand for end-user products. The impact of slowing end-customer demand was compounded by higher than normal levels of equipment and component inventories among our original equipment manufacturer, subcontractor and distributor customers, resulting in increasing pricing pressure. We expect that factors including, but not limited to, economic uncertainty and downturns relating to the threat or actual occurrence of armed international conflict or terrorist attacks, reduced demand for end-user products, underutilization of our manufacturing capacity and changes in our revenue mix could adversely impact our operating results in the near term.

Our gross profit is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. If we are unable to utilize our manufacturing and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross profits. As a percentage of total revenues, gross profit was 38.5% for 2006, compared to 33.2% for 2005 and 32.4% for 2004 and was 36.5% for the first three months of 2007, compared to 35.2% for the first three months of 2006. Gross profit improved in 2006, 2005 and 2004, in each case as a result of increased sales volume and cost savings from our profitability enhancement programs. Increased competition and other factors may lead to price erosion, lower revenues and lower margins for us in the future.

The failure to implement, as well as the completion and impact of, our profitability enhancement programs and cost reductions could adversely affect our business.

Between 2000 through the current date, we have implemented a number of cost reduction initiatives in response to downturns in our industry. These initiatives have included accelerating our manufacturing moves into lower cost regions, transitioning higher-cost external supply to internal manufacturing, working with our material suppliers to further lower costs, personnel reductions, reductions in employee compensation, temporary shutdowns of facilities with mandatory vacation and aggressively streamlining our overhead. However, we cannot assure you that these cost reduction initiatives will, in and of themselves, continue to help us sustain our profitability.

We recorded a net restructuring benefit of $6.9 million in 2006, and net restructuring charges of $3.3 million in 2005 and $19.6 million in 2004 to cover costs associated with our cost reduction initiatives. These costs were primarily comprised of employee separation costs and asset impairments as well as gains on the sale of assets and insurance recoveries. The impact of these restructuring actions on our ability to compete effectively is subject to risks and uncertainties. Because our restructuring activities involve changes to many aspects of our business, the cost reductions could adversely impact productivity and sales to an extent we have not anticipated. Even if we fully execute and implement these activities and they generate the anticipated cost savings, there may be other unforeseeable factors that could adversely impact our profitability and business.

If we are unable to implement our business strategy, our revenues and profitability may be adversely affected.

Our future financial performance and success are largely dependent on our ability to implement our business strategy successfully. Our present business strategy to build upon our position as a global supplier of power and data management semiconductors and standard semiconductor components includes, without limitation, plans to: (1) continue to aggressively manage, maintain and refine our product portfolio; (2) continue to develop leading edge customer support services; (3) further expand our just-in-time delivery capabilities; (4) increase our die manufacturing capacity in a cost-effective manner; (5) further reduce the number of our product platforms and process flows; (6) rationalize our manufacturing operations; (7) relocate manufacturing operations or outsource to lower cost regions; (8) reduce selling and administrative expenses; (9) manage capital expenditures to forecasted production demands; (10) actively manage working capital; (11) develop new products in a more efficient manner; and (12) focus on the development of power management and standard analog and high frequency clock and data management products. We cannot assure you that we will successfully implement our business strategy or that implementing our strategy will sustain or improve our results of operations. In particular, we cannot assure you that we will be able to build our position in markets with high growth potential, increase our volume or revenue, rationalize our manufacturing operations or reduce our costs and expenses.

Our business strategy is based on our assumptions about the future demand for our current products and the new products and applications that we are developing and on our ability to produce our products profitably. Each of these factors depends on our ability, among other things, to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, relocate and close manufacturing facilities and reduce operating expenses as part of our ongoing cost restructuring with minimal disruption to our operations, access quality raw materials and contract manufacturing services in a cost-effective and timely manner, protect our intellectual property portfolio and attract and retain highly-skilled technical, managerial, marketing and finance personnel. Several of these and other factors that could affect our ability to implement our business strategy, such as risks associated with international operations, the threat or occurrence of armed international conflict and terrorist activities, increased competition, legal developments and general economic conditions, are beyond our control. In addition, circumstances beyond our control and changes in our business or industry may require us to change our business strategy.

We may require additional capital in the future, and additional funds may not be available on terms acceptable to us.

We believe that our existing cash and cash equivalents, together with the cash that we expect to generate from our operations and sales of assets in the ordinary course of business, will be sufficient to meet our planned capital needs for the next 12 months. However, it is possible that we may need to raise additional capital to fund our future activities or to consummate additional purchases of assets, businesses, products or technologies. As of May 1, 2007, we had $20.4 million of borrowing capacity available under our revolving credit facility. Subject to the restrictions contained in our senior bank facilities, we may be able to raise these funds by selling securities to the public or selected investors, or by borrowing money. We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly, reduce planned capital expenditures and research and development, make selective dispositions of our assets or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets, or otherwise impair our ability to remain competitive.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. We are committed to maintaining spending on new product development in order to stay competitive in our markets. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required to remain competitive.

Uncertainties involving the ordering and shipment of, and payment for, our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders or customer agreements and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. We routinely purchase inventory based on customers’ estimates of demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through distributors or contract manufacturers, or both, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in excess obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with our raw materials and equipment suppliers.

During various periods in 2006, 2005 and 2004, short customer lead times prevailed, given the overcapacity in the industry. These and other factors adversely affected our revenues during these periods.

An inability to introduce new products could adversely affect us, and changing technologies or consumption patterns could reduce the demand for our products.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to predict and adapt to these changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for our own new products and technologies.

We cannot assure you that we will be able to identify changes in the product markets and requirements of our customers and end-users and adapt to such changes in a timely and cost-effective manner. Nor can we assure you that products or technologies that may be developed in the future by our competitors and others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies or consumption patterns in our existing product markets or the product markets of our customers or end-users could have a material adverse effect on our business or prospects.

Competition in our industry could prevent us from maintaining our revenues and from raising prices to offset increases in costs.

The semiconductor industry, particularly the market for semiconductor components, is highly competitive. As a result of the recent economic downturn, competition in the markets in which we operate has intensified, as manufacturers of semiconductor components have offered reduced prices in order to combat production overcapacity and high inventory levels. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. In addition, companies not currently in direct competition with us may introduce competing products in the future. The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.

Many of our competitors may have certain advantages over us, including substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products; longer independent operating histories and presence in key markets; patent protection; and greater name recognition.

Because our components are often building block semiconductors that, in some cases, are integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, strategic relationships with customers, new product innovation, availability, delivery timing and reliability and customer sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Unless we maintain manufacturing efficiency, our future profitability could be adversely affected.

Manufacturing semiconductor components involves highly complex processes that require advanced equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

From time to time, we have experienced difficulty in beginning production at new facilities, transferring production to other facilities or in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity, if revenues do not increase proportionately.

We could be required to incur significant capital expenditures for manufacturing and information technology and equipment to remain competitive, the failure, inadequacy or delayed implementation of which could harm our ability to effectively operate our business.

Our capital expenditures were $199.0 million in 2006 (including the purchase of LSI’s Gresham, Oregon wafer fabrication facility), $46.1 million in 2005 and $81.8 million in 2004, $49.0 million in the first three months of 2007 and $31.7 million in the first three months of 2006. We may be required to increase our future capital expenditures to meet increased demand.

Semiconductor manufacturing has historically required a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain certain of our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increased production volume.

We also may incur significant costs to implement new manufacturing and information technologies to increase our productivity and efficiency. Any such implementation, however, can be negatively impacted by failures or inadequacies of the new manufacturing or information technology and unforeseen delays in its implementation, any of which may require us to spend additional resources to correct these problems or, in some instances, to conclude that the new technology implementation should be abandoned. In the case of abandonment, we may have to recognize losses for amounts previously expended in connection with such implementation that have been capitalized on our balance sheet.

We cannot assure you that we will have sufficient capital resources to make necessary investments in manufacturing or information technology and equipment. In addition, our principal credit agreement limits the amount of our capital expenditures.

If we were to lose one of our large customers or if the existing downturn in the automotive market persists or deepens, our revenues and profitability could be adversely affected.

Product sales to our ten largest customers accounted in the aggregate for approximately 52%, 51%, 55% and 54% of out total revenues for the first three months of 2007 and for the years 2006, 2005 and 2004, respectively. Many of our customers operate in cyclical industries, and, in the past, we have experienced significant fluctuations from period to period in the volume of our products ordered. Generally, our agreements with our customers impose no minimum or continuing obligations to purchase our products. We cannot assure you that any of our customers will not significantly reduce orders or seek price reductions in the future or that the loss of one or more of our customers would not have a material adverse effect on our business or prospects.

Approximately 16% of our total revenues in 2006 and approximately 16% of our total revenues in the first three months of 2007 were attributable to our various automotive customers. Certain of these automotive customers have been experiencing a downturn in their business, in part due to labor difficulties. On October 8, 2005, Delphi Corporation, one of our automotive customers, and certain of its U.S. subsidiaries commenced reorganization proceedings under Chapter 11 of the U.S. Federal Bankruptcy Code. During the first quarter of 2007, revenues from Delphi accounted for less than 3% of our total revenues. During the first quarter of 2007, we sold, without discount, to a third party with recourse to us all of our receivables due from Delphi of $5.4 million that are subject to collection pending resolution of the reorganization proceedings.

The loss of our sources of raw materials or manufacturing services, or increases in the prices of such goods or services, could adversely affect our operations and productivity.

Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of our raw materials increase significantly or their quality deteriorates. Our manufacturing processes rely on many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. Generally, our agreements with suppliers impose no minimum or continuing supply obligations, and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of raw materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

In addition, for some of our products, such as our Silicon Germanium (SiGe) technology, we are dependent upon a limited number of highly specialized suppliers for required components and materials. The number of qualified alternative suppliers for these kinds of technologies is extremely limited. We cannot assure you that we will not lose our suppliers for these key technologies or that our suppliers will be able to meet performance and quality specifications or delivery schedules. Disruption or termination of our limited supply sources for these components and materials could delay our shipments of products utilizing these technologies and damage relationships with current and prospective customers.

We also use third-party contractors for some of our manufacturing activities, primarily for wafer fabrication and the assembly and testing of final goods. These contract manufacturers, including AIT, ASE, KEC, MagnaChip, Phenitec and PSI, accounted for approximately 24%, 25% and 28% of our manufacturing costs in the years 2006, 2005 and 2004, respectively. Our agreements with these manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. Our operations could be adversely affected if these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated or our forecasts proved to be materially incorrect.

Acquisitions and strategic alliances may harm our operating results or cause us to incur debt or assume contingent liabilities or dilute our stockholders.

We may in the future acquire and form strategic alliances relating to other businesses, products and technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing stockholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results. Without strategic acquisitions and alliances we may have difficulty meeting future customer product and service requirements.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

Approximately 27%, 58% and 15% of our total revenues in the first three months of 2007, approximately 26%, 59% and 15% of our total revenues in 2006, approximately 24%, 60% and 16% of our total revenues in 2005 and approximately 28%, 56% and 16% of our total revenues in 2004 were derived from the Americas, the Asia/Pacific region and Europe (including the Middle East), respectively. We maintain significant operations in Seremban, Malaysia; Carmona, the Philippines; Aizu, Japan; Leshan, China; Roznov, the Czech Republic; and Piestany, the Slovak Republic. In addition, we rely on a number of contract manufacturers whose operations are primarily located in the Asia/Pacific region.

We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

•	economic and political instability (including as a result of the threat or occurrence of armed international conflict or terrorist attacks);

•	changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	transportation delays;

•	power supply shortages and shutdowns;

•	difficulties in staffing and managing foreign operations and other labor problems;

•	currency convertibility and repatriation;

•	taxation of our earnings and the earnings of our personnel; and

•	other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

Our activities outside the United States are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. While our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations.

If we fail to attract and retain highly skilled personnel, our results of operations and competitive position could deteriorate.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel. The market for personnel with such qualifications is highly competitive. For example, analog component designers are difficult to attract and retain, and the failure to attract and retain analog component designers could compromise our ability to keep pace with our competitors in the market for analog components. We have not entered into employment agreements with all of our key personnel. As employee incentives, we issue common stock options that generally have exercise prices at the market value at time of the grant and that are subject to vesting over time. We have also issued restricted stock units with time-based vesting. Our stock price at times has declined substantially, reducing the effectiveness of these incentives. Loss of the services of, or failure to effectively recruit, qualified personnel, including senior managers and design engineers, could have a material adverse effect on our business.

We use a significant amount of intellectual property in our business. Some of that intellectual property is currently subject to disputes with third parties, and litigation could arise in the future. If we are unable to protect the intellectual property we use, our business could be adversely affected.

We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications and we cannot assure you that:

•

any of the substantial number of U.S. and foreign patents and pending patent applications that we employ in our business, including those that Motorola assigned, licensed or sublicensed to us in connection with our 1999 recapitalization, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;

•	the license rights granted by Motorola in connection with our recapitalization will provide competitive advantages to us;

•	the license rights granted by LSI in connection with our acquisition of its Gresham, Oregon semiconductor manufacturing facility will provide competitive advantage to us;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•

any of the trademarks, copyrights, trade secrets, know-how or mask works that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark, copyright, or mask work applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in the United States and in foreign countries.

Also, we may from time to time in the future be notified of claims that we may be infringing third-party patents or other intellectual property rights. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the technologies. Litigation could cause us to incur significant expense, by adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may be required to:

•	pay substantial damages;

•	cease the manufacture, use, sale or importation of infringing products;

•	expend significant resources to develop or acquire non-infringing technologies;

•	discontinue the use of processes; or

•	obtain licenses to the infringing technologies.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available to us on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

We will also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that persons or institutions will not assert rights to intellectual property arising out of our research.

We may not be able to enforce or protect our intellectual property rights, which would harm our ability to compete and adversely affect our business.

Our ability to enforce our patents, copyrights, software licenses and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we are often subject to claims that the intellectual property right is invalid, is otherwise not enforceable or is licensed to the party against whom we are asserting a claim. In addition, our assertion of intellectual property rights often results in the other party seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business. An unfavorable ruling in these sorts of matters could include money damages or, in cases for which injunctive relief is sought, an injunction prohibiting us from manufacturing or selling one or more products, which would in turn negatively affect our business, financial condition, results of operations or cash flows. We can provide no assurances as to the outcome of these claims asserted by other parties with respect to their alleged intellectual property rights.

We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain.

In July 2001, three stockholder class action lawsuits were filed in the United States District Court for the Southern District of New York (“District Court”) against us, certain of our former officers, current and former directors and various investment banking firms who acted as underwriters in connection with our initial public offering in May 2000. In April 2002, the plaintiffs filed a consolidated, amended complaint that supercedes the individual complaints originally filed. The amended complaint generally alleges that our offering documents failed to disclose certain underwriting fees and commissions and underwriter tie-ins and other arrangements with certain customers of the underwriters that impacted the price of our common stock in the after-market. The plaintiffs are seeking unspecified damages. In July 2002, together with other issuer defendants, we filed a collective motion to dismiss the class action lawsuit. In February 2003, the District Court dismissed claims brought against us under the antifraud provisions of the securities laws with prejudice. However, the District Court denied the motion to dismiss claims brought under the registration provisions of the securities laws. In addition, the parties have stipulated to the voluntary dismissal without prejudice of claims brought against the current and former directors and officers who were named as individual defendants in the litigation. In June 2003, upon the determination of a special independent committee of our Board of Directors, we elected to participate in a proposed settlement with the plaintiffs in this litigation.

Consummation of the proposed settlement is conditioned upon obtaining final approval by the District Court. In April 2006, the District Court took under advisement whether to grant final approval to the proposed settlement. If this proposed settlement is ultimately approved by the District Court, it would result in a dismissal, with prejudice, of all claims in the litigation against us and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. However, in December 2006, the Federal Court of Appeals for the Second Circuit (“Court of Appeals”) issued a decision that six purported class action lawsuits containing allegations substantially similar to those asserted against us may not be certified as class actions. The impact, if any, of this ruling on the viability of the proposed settlement has not yet been determined. In January 2007, the plaintiffs in the cases asked the Court of Appeals to reconsider its December 2006 decision. In April 2007, the Court of Appeals denied the plaintiffs’ request for reconsideration, but noted that the plaintiffs remain free to ask the District Court to certify a different class, which might meet the Court of Appeals’ standards for class certification. Because our proposed settlement with the plaintiffs involves the certification of the case against us as a class action for settlement purposes, the impact of the Court of Appeals’ rulings on the possible settlement of the case cannot now be predicted.

We can provide no assurance as to the outcome of this securities litigation including the proposed settlement. Any conclusion of this litigation in a manner adverse to us could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the cost to us of defending the litigation, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of this litigation could harm our ability to compete in the marketplace. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities litigation will not be filed against us in the future.

We are subject to litigation risks.

All industries, including the semiconductor industry, are subject to legal claims, with and without merit. We are involved in a variety of routine legal matters that arise in the normal course of business. These matters typically fall into the following broad categories: those involving suppliers and customers, employment and labor, and intellectual property. We believe it is unlikely that the final outcome of these legal claims will have a material adverse effect on our financial position, results of operations or cash flows. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our business, financial condition, results of operations or cash flows.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards, including Section 404 of the Sarbanes-Oxley Act.

We are spending a significant amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including under Section 404 of the Sarbanes-Oxley Act of 2002, which requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these systems by our management and by our independent registered public accounting firm. We have completed this Section 404 process for 2006, and in doing so we were required to hire additional personnel and use outside advisory services and as a result we incurred additional accounting and legal expenses. We concluded that our internal control over financial reporting was effective as of December 31, 2006; however, if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as specified by applicable SEC rules and regulations and/or other applicable standards, our ability to publish accurate financial statements on a timely basis could be jeopardized and our common stock price and our business could be affected in a material adverse manner.

We do not expect that our internal control over financial reporting and, more broadly, our disclosure controls and procedures will prevent and/or detect all errors and all fraud. Although our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, a control procedure, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, projections of any evaluation of effectiveness to future periods has risks, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the acts of individual persons, by collusion of two or more people, or by management override of the control. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements. Further, these sorts of controls and procedures must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our manufacturing operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air, water and ground. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Motorola has agreed to indemnify us for environmental and health and safety liabilities related to the conduct or operations of our business or Motorola’s ownership, occupancy or use of real property occurring prior to the closing of our 1999 recapitalization. We also have purchased environmental insurance to cover certain claims related to historical contamination and future releases of hazardous substances. However, we cannot assure you that such indemnification arrangements and insurance policy will cover all material environmental costs. In addition, the nature of our operations exposes us to the continuing risk of environmental and health and safety liabilities related to events or activities occurring after our recapitalization.

Based on information currently available to us, we believe that the future cost of compliance with existing environmental and health and safety laws and regulations, and any liability for currently known environmental conditions, will not have a material adverse effect on our business or prospects. However, we cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•

the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, or threats or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

On September 11, 2001 the United States was the target of terrorist attacks of unprecedented scope. The threat or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our common stock trades, the market in which we operate and our profitability. The terrorist attacks have caused instability in the global financial markets and future or threatened terrorist attacks or occurrences of international armed conflict could result in greater economic instability.

Warranty claims, product liability claims and product recalls could harm our business, results of operations and financial condition.

We face an inherent business risk of exposure to warranty and product liability claims in the event that our products fail to perform as expected or such failure of our products results, or is alleged to result, in bodily injury or property damage (or both). In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in their recall. As suppliers become more integrally involved in the electrical design, original equipment manufacturers are increasingly expecting them to warrant their products and are increasingly looking to them for contributions when faced with product liability claims or recalls. A successful warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a product recall, would have adverse effects (that could be material) on our business, results of operations and financial condition.

Trends, Risks and Uncertainties Relating to Our Indebtedness

Our substantial debt could impair our financial condition and adversely affect our ability to operate our business.

We are highly leveraged and have substantial debt service obligations. As of March 30, 2007, we had total long-term indebtedness of $1,150.4 million (including current maturities, but excluding unused commitments) and interest expense of $9.7 million and $13.0 million for the first three months of 2007 and 2006, respectively, and $51.8 million for the year ended December 31, 2006. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

The degree to which we are leveraged could have important consequences to you, including:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which reduces the funds available to us for our operations;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in market interest rates;

•

our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	our substantial leverage could place us at a competitive disadvantage vis-à-vis our competitors who have less leverage relative to their overall capital structures.

We may incur more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements relating to our outstanding indebtedness restrict us from incurring additional indebtedness, but do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. Some of the debt we may incur may be secured by the same collateral securing certain of our existing indebtedness.

The agreements relating to our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take some actions.

Our debt agreements contain, and any future debt agreements may include, a number of restrictive covenants that impose significant operating and financial restrictions on, among other things, our ability to:

•	incur additional debt, including guarantees;

•	incur liens;

•	sell or otherwise dispose of assets;

•	make investments, loans or advances;

•	make some acquisitions;

•	engage in mergers or consolidations;

•	make capital expenditures;

•	pay dividends, redeem capital stock or make certain other restricted payments or investments;

•	pay dividends from Semiconductor Components Industries, LLC to ON Semiconductor Corporation;

•	engage in certain sale and leaseback transactions;

•	enter into new lines of business;

•	issue some types of preferred stock; and

•	enter into transactions with our affiliates.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our operating results and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we were required to repurchase any of our debt securities upon a change of control, that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations and proceeds from sales of assets in the ordinary course of business to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling additional assets, reducing or delaying capital investments or seeking to raise additional capital. The terms of our financing agreements contain limitations on our ability to incur additional indebtedness. As of May 1, 2007, we had $20.4 million of borrowing capacity available under our revolving credit facility. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our debt obligations.

Trends, Risks and Uncertainties Relating to Our Common Stock

Fluctuations in our quarterly operating results may cause our stock price to decline.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A large portion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Factors that could affect our quarterly operating results include:

•	the timing and size of orders from our customers, including cancellations and reschedulings;

•	the timing of introduction of new products;

•	the gain or loss of significant customers, including as a result of industry consolidation;

•	seasonality in some of our target markets;

•	changes in the mix of products we sell;

•	changes in demand by the end-users of our customers’ products;

•	market acceptance of our current and future products;

•	variability of our customers’ product life cycles;

•	changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;

•	changes in the prices of our products, which can be affected by the level of our customers’ and end-users’ demand, technological change, product obsolescence, competition or other factors;

•

cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements;

•	our liquidity and access to capital; and

•	our research and development activities and the funding thereof.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

The trading price of our common stock since our initial public offering has ranged from a high of $27.75 on the Nasdaq National Market (which is where our common stock was traded prior to the inception of the Nasdaq Global Select Market) on May 1, 2000 to a low of $0.89 on October 4, 2002. The last reported price of our common stock on the Nasdaq Global Select Market on May 7, 2007 was $11.23 per share.

Provisions in our charter documents may delay or prevent the acquisition of our company, which could decrease the value of our stock.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions:

•	create a board of directors with staggered terms;

•	permit only our board of directors or the chairman of our board of directors to call special meetings of stockholders;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	prohibit stockholder action by written consent;

•

authorize the issuance of “blank check” preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our board of directors can create and issue without prior stockholder approval; and

•	require the approval by holders of at least 66 2/3% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders.

USE OF PROCEEDS

All of the shares of our common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares sold in this offering.

COMMON STOCK RANGE AND DIVIDEND POLICY

Our common stock has traded under the symbol “ONNN” on the Nasdaq Global Select Market since its inception on July 1, 2006. Prior to the inception of the Nasdaq Global Select Market, our common stock was traded on the Nasdaq National Market since April 28, 2000, except for the period from October 25, 2002 until September 3, 2003 during which our common stock was quoted on the Nasdaq SmallCap Market. The following table sets forth the high and low closing prices for our common stock for the fiscal periods indicated as reported by the Nasdaq Global Select Market or the Nasdaq National Market, as applicable.

	Common Stock Price
	High	Low
Year Ended December 31, 2004:
First Quarter	$9.00	$6.35
Second Quarter	7.89	4.22
Third Quarter	4.00	2.57
Fourth Quarter	4.54	3.02

Year Ended December 31, 2005:
First Quarter	$4.90	$3.32
Second Quarter	5.00	2.88
Third Quarter	5.87	4.44
Fourth Quarter	6.18	4.33

Year Ended December 31, 2006:
First Quarter	$7.56	$5.77
Second Quarter	7.45	5.41
Third Quarter	6.48	5.18
Fourth Quarter	7.82	5.80

Year Ended December 31, 2007:
First Quarter	$10.76	$7.50
Second Quarter (through May 7, 2007)	11.23	8.81

A recent reported last sale price for our common stock as reported on the NASDAQ Global Select market is set forth on the cover page of this prospectus supplement. On April 30, 2007, there were approximately 227 holders of record of our common stock and 293,502,772 shares of common stock outstanding.

We have neither declared nor paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Our future dividend policy with respect to our common stock will depend upon our earnings, capital requirements, financial condition, debt restrictions and other factors deemed relevant by our Board of Directors. Our senior bank facilities restrict our ability to pay cash dividends to our common stockholders.

SELLING STOCKHOLDERS

The following table sets forth, as of April 30, 2007, the beneficial ownership of the shares of our common stock held by each of the selling stockholders and the number of shares being registered for sale by such selling stockholders. The percentage of outstanding shares beneficially owned before the offering is based on 293,502,772 shares of common stock outstanding as of April 30, 2007.

	Shares Beneficially Owned Prior to the Offering		Maximum Number of Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
TPG Advisors II, Inc. 201 Main Street, Suite 2420 Fort Worth, Texas 76102 (held by ON Holdings)(1)(2)	16,275,029	5.5%	15,037,029	1,238,000	*

TPG Advisors II, Inc. 201 Main Street, Suite 2420 Fort Worth, Texas 76102 (held through TPG Semiconductor Holdings LLC)(2)	34,147,243	11.6%	34,147,243	—	*

*	Represents less than 1% of the issued and outstanding shares.
(1)	TPG Advisors II, Inc. indirectly controls ON Holdings.
(2)	The foregoing entities are affiliated with the Texas Pacific Group.

UNDERWRITING

Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, Lehman Brothers Inc., as the underwriter in this offering, has agreed to purchase from each of TPG Advisors and ON Holdings 36,858,369 and 12,325,903, respectively, of shares of our common stock.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriter are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriter.

In addition, subject to market conditions and reaching an agreement with the Company, the underwriter may elect to offer up to 10 million shares to us for repurchase at the public offering price. If such an offer is made and if we elect to accept, we will use cash on hand to fund the repurchase.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriter. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays to the selling stockholders for the shares.

Per Share	$0.005
Total	$245,921

The underwriter has advised us that it proposes to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriter, at such offering price less a selling concession not in excess of $0.05 per share. After the offering, the underwriter may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $200,000.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization and Short Positions

The underwriter may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, the underwriter may engage in passive market making transactions in the common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus supplement and a prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus supplement and the prospectuses in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus supplement, the accompanying prospectuses or either of the registration statements of which the prospectus supplement and the accompanying prospectuses form a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in the prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of the prospectus supplement.

Relationships

From time to time, Lehman Brothers Inc. and its affiliates have, directly or indirectly, provided investment and commercial banking or financial advisory services to us, the selling stockholders or their affiliates and other companies in the semiconductor industry, for which they have received customary fees and commissions, and expect to provide these services to us and others in the future, for which they expect to receive customary fees and commissions.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. The underwriter has been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

Prospectus

111,858,369 Shares

ON SEMICONDUCTOR CORPORATION

Common Stock

The selling stockholder named in this prospectus may from time to time offer and sell up to an aggregate of 111,858,369 shares of our common stock, par value $.01 per share, at prices and on terms to be determined at or prior to the time of sale. We will not receive any proceeds from the sale of these shares.

The selling stockholder may from time to time offer and sell shares, in one or more offerings, to or through underwriters, dealers and agents or directly to purchasers. The names of any underwriters or agents involved in the sale of our common stock and their compensation will be described in the accompanying prospectus supplement.

This prospectus may not be used to consummate a sale of our common stock unless accompanied by a supplement to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 21, 2004.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (“SEC”) using a shelf registration process. Under this process, the selling stockholder may offer and sell from time to time up to an aggregate of 111,858,369 shares of common stock.

This prospectus describes our common stock and the general manner in which the selling stockholder will offer our common stock. Each time shares of our common stock are to be sold, we will provide a supplemental prospectus that describes the specific manner in which they may be offered. You should read the prospectus supplement and this prospectus, along with the documents incorporated by reference and described under the heading “WHERE YOU CAN FIND MORE INFORMATION”, before making your investment decision.

WHERE YOU CAN FIND MORE INFORMATION

ON Semiconductor files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at 450 Fifth Street N.W., Washington, D.C. 20549.

You may also obtain copies of our SEC filings by mail from the Office of Investor Education and Assistance of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549 or by telephone at l-800-SEC-0330. You may obtain information on the operation of the Public Reference Room and the Office of Investor Education and Assistance by calling the SEC at l-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Internet site (http://www.sec.gov).

FORWARD-LOOKING STATEMENTS

This prospectus and each prospectus supplement includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus or any prospectus supplement are forward-looking statements, particularly statements about our plans, strategies and prospects under the heading “Summary.” Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. All forward-looking statements in this prospectus or any prospectus supplement are made based on our current expectations and estimates, which involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements. Among these factors are changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with our substantial leverage and restrictive covenants in our debt instruments, risks associated with our international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally and risks involving environmental or other governmental regulation. Additional factors that could affect our future results or events are described in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” incorporated by reference from our annual report on Form 10-K for the year ended December 31, 2003, as amended, and other factors are described from time to time in our SEC filings. See in particular the description of trends, risks and uncertainties set forth in our annual report on Form 10-K for the year ended December 31, 2003, as amended, and similar disclosure in subsequently filed reports. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the trends, risks and uncertainties described in our annual report on Form 10-K for the year ended December 31, 2003, as amended, and subsequent reports filed with the SEC before making any investment decision with respect to our common stock. If any of the trends, risks or uncertainties set forth in annual report on Form 10-K for the year ended December 31, 2003, as amended, actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our common stock could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. ON Semiconductor incorporates by reference into this prospectus the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 10, 2004, and the amendment thereto filed with the SEC on March 22, 2004.

•	Proxy Statement filed with the SEC on April 9, 2003.

•	The description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on April 21, 2000.

•

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before effectiveness of this registration statement, and after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us:

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-3437

investor@onsemi.com

ON SEMICONDUCTOR CORPORATION

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets including wireless communications, consumer electronics, automotive and industrial electronics and networking and computing. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

We have four main product lines: power management and standard analog devices, metal oxide semiconductor (MOS) power devices, high frequency clock and data management devices and standard components. Our extensive portfolio of devices enables us to offer advanced integrated circuits and the complementary parts that deliver system level functionality and design solutions. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock hereunder by the selling stockholder. The selling stockholder will be responsible for the payment of any underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, printing fees and expenses, fees and expenses of our counsel and our accountants, the fees and expenses of selling stockholder’s counsel and accountants and the expenses of any special audits.

SELLING STOCKHOLDER

TPG Advisors II, Inc. may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 111,858,369 shares of our common stock. All of the shares of common stock being registered for sale by the selling stockholder were issued in connection with our August 4, 1999 recapitalization (“August 1999 Recapitalization”). Our registration of up to 111,858,369 shares of common stock held by the selling stockholder does not necessarily mean that the selling stockholder will sell all or any of such shares of common stock.

Beneficial Ownership

The following table sets forth, as of March 26, 2004, the number of shares of our common stock that the selling stockholder beneficially owns and the number of shares being registered for sale by the selling stockholder. The percentage of outstanding shares beneficially owned before the offering is based on 253,014,647 shares of common stock outstanding as of March 26, 2004 and assumes the conversion to common stock of our Series A preferred stock.

	Shares Beneficially Owned Prior To the Offering(1)		Maximum Number of Shares Being Offered	Shares Beneficially Owned After The Offering(2)
Name of Selling Stockholder	Number	Percent		Number	Percent
TPG Advisors II, Inc. 201 Main Street, Suite 2420 Fort Worth, Texas 76102	155,846,741	52.5%	111,858,369	43,988,372	14.8%

(1)

The shares of common stock indicated as beneficially owned by TPG Advisors II, Inc. include (a) 111,858,369 shares of common stock directly held by TPG Semiconductor Holdings LLC and (b) 43,988,372 shares of common stock that TPG ON Holdings LLC has the right to acquire upon conversion of Series A preferred stock, which includes shares that are or may become issuable as a result of accrued and unpaid dividends as of 60 days after March 26, 2004. At the option of its holder, each share of Series A preferred stock is convertible into a number of shares of common stock determined by dividing (a) its stated value of $10,000, plus accrued and unpaid dividends, by (b) the conversion price of $2.82, which is subject to specified anti-dilution adjustments. TPG Advisors II, Inc. indirectly controls both TPG

Semiconductor Holdings LLC and TPG ON Holdings LLC. The foregoing entities are affiliated with the Texas Pacific Group.
(2)	The shares of common stock issuable upon conversion of Series A preferred stock have been registered for future resale. See “Certain Relationships and Related Transactions.”

Certain Relationships and Related Transactions

Immediately prior to our August 1999 Recapitalization, we were a wholly owned subsidiary of Motorola, Inc. We held and continue to hold, through direct and indirect subsidiaries, substantially all of the assets and operations of the Semiconductor Components Group of Motorola’s Semiconductor Products Sector. As part of the August 1999 Recapitalization, an affiliate of Texas Pacific Group purchased a portion of our common stock from Motorola. As a result, Texas Pacific Group’s affiliate became the beneficial owner of approximately 91%, and Motorola was the beneficial owner of approximately 9% of our common stock. As of March 26, 2004, Texas Pacific Group was the beneficial owner of 52.5% of our common stock, assuming conversion of Series A preferred stock and including shares that are or may become issuable as a result of accrued and unpaid dividends as of 60 days after March 26, 2004. Four of our Directors, Richard Boyce, Kevin Burns, Justin Chang and John Marren, are also Texas Pacific Group partners. Another Director, William Franke, is the beneficial owner of a minority equity interest in TPG Semiconductor Holdings LLC, our majority stockholder, an equity partner with Texas Pacific Group in other investment entities and a former President, Chief Executive Officer and Chairman of America West Holdings Corp., a company in which Texas Pacific Group has a controlling interest.

As a result of the August 1999 Recapitalization, we agreed to pay Texas Pacific Group a management fee of not more than $2 million annually. In connection with the amendment to our senior bank facilities in August 2001, Texas Pacific Group agreed that all management fees payable by us to Texas Pacific Group or its affiliates will accrue and not be payable in cash until our quarterly financial statements establish compliance with certain financial ratios. Prior to such time, however, we may pay management fees to Texas Pacific Group or its affiliates with our common stock or warrants in respect of our common stock. Texas Pacific Group subsequently agreed that these fees will not accrue during the period in which we are not permitted to pay such fees in cash. No Texas Pacific Group management fee was paid or incurred during 2002 or 2003.

On September 7, 2001, TPG ON Holdings LLC purchased 10,000 shares of our Series A preferred stock for $100.0 million in cash. The Series A preferred stock was sold to TPG ON Holdings LLC in a private offering exempt from registration under the Securities Act of 1933. Each share of Series A preferred stock is convertible at the option of the holder at any time into shares of common stock at a conversion price of $2.82 per share of common stock, representing a $0.37 discount from the closing price per share price of our common stock on the issuance date, subject to specified anti-dilution adjustments. As of March 26, 2004, the shares of Series A preferred stock were convertible into 43,988,372 shares of our common stock, including shares that may become issuable as a result of accrued and unpaid dividends as of 60 days after March 26, 2004. At any time on or after the eighth anniversary of the issuance date of the Series A preferred stock, the holders may require that we redeem their shares at a redemption price per share equal to the greater of (i) the stated value of the Series A preferred stock plus all accrued and unpaid dividends thereon or (ii) 50% of the then current market price of the common stock (based upon the average closing price of the common stock over the preceding 30 trading days) and other assets and property, if any, into which one share of Series A preferred stock is then convertible. Upon a change in control, the holders of the Series A preferred stock may “put” their shares to us at 101% of the stated value plus accumulated and unpaid dividends. TPG ON Holdings LLC was also granted registration rights in respect of the common stock underlying the Series A preferred stock. On November 14, 2001, we filed a registration statement to register for future resale the common stock that is issuable upon the future conversion by TPG ON Holdings LLC of the Series A preferred stock. The holders of the Series A preferred stock will be entitled to vote with the holders of the common stock as a single class. As of the issuance date, each share of Series A preferred stock was entitled to approximately 3,135 votes, subject to certain adjustments for accumulated dividends and those made in accordance with the anti-dilution provisions. As the holder of our Series A preferred stock, TPG ON Holdings LLC is entitled to designate two Directors to serve on our Board of

Directors for so long as TPG ON Holdings LLC and its affiliates beneficially own at least 50% of the Series A preferred stock. In connection with the Texas Pacific Group investment, the Board of Directors appointed a Special Independent Committee, which was comprised solely of independent Directors, to negotiate, consider and recommend approval or disapproval of the proposed investment transaction. The Special Independent Committee engaged an investment banker and independent legal counsel to assist in its negotiation and consideration of the Texas Pacific Group investment. The investment banker rendered an opinion that the Texas Pacific Group investment was fair, from a financial point of view, to holders of our common stock other than Texas Pacific Group. The Special Independent Committee unanimously recommended the approval and adoption of the Texas Pacific Group investment by the Board of Directors. For further information with respect to the Series A preferred stock, see our Form 8-K Current Report filed with the SEC on September 7, 2001.

DESCRIPTION OF COMMON STOCK

The following summary does not purport to be complete. You should read the applicable provisions of the Delaware General Corporation Law, our restated certificate of incorporation and by-laws.

We are authorized to issue up to 500,000,000 shares of common stock, par value $.01 each. At March 26, 2004, we had outstanding 297,003,019 shares of common stock (assuming conversion of our Series A preferred stock) and had reserved for future issuance approximately 38,359,923 shares of common stock with respect to our various employee benefit plans.

Subject to the prior dividend rights of the holders of shares of our Series A preferred stock and any other shares of preferred stock from time to time outstanding, holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Each of our senior bank facilities, senior secured first lien notes, senior secured second lien notes, senior subordinated notes and Series A preferred stock restricts our ability to pay cash dividends to our common stockholders.

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of ON Semiconductor, after the satisfaction in full of the liquidation preferences of holders of shares of our Series A preferred stock and any other shares of preferred stock then outstanding, holders of shares of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not entitled to pre-emptive rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

PLAN OF DISTRIBUTION

The selling stockholder may sell the shares of common stock described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of such methods of sale.

The prospectus supplement with respect to the offered shares of common stock will describe the terms of the offering, including:

•	the name or names of any agents or underwriters;

•	the purchase price of such shares and any proceeds to us from such sale;

•	any underwriting discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such shares may be listed.

Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the shares of common stock offered thereby. If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, either:

•	at a fixed public offering price or prices;

•	at market prices prevailing at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

The obligations of the underwriters to purchase the shares of common stock will be subject to various conditions precedent, and the underwriters will be obligated to purchase all of the shares offered by the applicable prospectus supplement if any of such shares are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The selling stockholder may also sell shares of common stock directly or through agents designated from time to time. Any agent involved in the offering and sale of the offered shares of common stock will be named in the applicable prospectus supplement. Any commissions payable by the selling stockholder to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

If so indicated in a prospectus supplement, the selling stockholder will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase shares of common stock providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the number of shares that may be purchased by any such institutional investor or on the number of shares that may be sold pursuant to such arrangements.

Institutional investors to which such offers may be made, when authorized, include, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The obligations of any such purchasers under this delayed delivery and payment arrangement will only be subject to the following two conditions:

•

at the time of delivery the purchase of the shares of common stock by an institution will not be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

•

if the shares of common stock are being sold to underwriters, the selling stockholder will have sold to such underwriters the total number of shares less the number of shares covered by such arrangements.

Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the selling stockholder or such institutional investors.

Shares of our common stock may be offered or sold in connection with the settlement of forward purchase contracts the selling stockholder enters into from time to time with a financial institution. The financial institution may be deemed to be an underwriter or may be deemed to be a selling stockholder. If any such sales are conducted, whether the third party is deemed to be an underwriter or a selling stockholder, the prospectus supplement related to such sales will set forth, as required, the following information:

•	the identity of the underwriter or selling stockholder;

•	the number of shares being sold;

•	the aggregate number of shares held by the financial institution before and after the proposed sale; and

•	any material arrangements between the selling stockholder and the financial institution within the past three years.

In connection with an offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by underwriters of a greater number of shares than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares of common stock sold by or for the account of the underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

Agents and underwriters may be entitled under agreements entered into with the Company and the selling stockholder to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, the Company and the selling stockholder in the ordinary course of business.

LEGAL MATTERS

Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass upon the validity of the securities for us.

EXPERTS

The consolidated financial statements and financial statement schedule of ON Semiconductor Corporation as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference from ON Semiconductor Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2003 filed March 22, 2004, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting. The separate financial statements of Semiconductor Components Industries, LLC, SCG Malaysia Holdings Sdn. Bhd., SCG Philippines, Incorporated, SCG (China) Holding Corporation and ON Semiconductor Trading Ltd. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference to ON Semiconductor Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2003 filed March 22, 2004, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

Prospectus

44,326,241 Shares

ON SEMICONDUCTOR CORPORATION

Common Stock

This is a public offering of up to 44,326,241 shares of our common stock. All of the shares being offered, when and if they are sold, will be sold by the selling stockholder, TPG ON Holdings LLC. These shares represent shares of common stock issuable upon conversion of our Series A cumulative convertible preferred stock, which we sold to the selling stockholder in a private placement.

The selling stockholder will receive all the proceeds from any sales of the shares of common stock offered by this prospectus. We will not receive any of the proceeds from the sale of these shares.

Our common stock is quoted on the Nasdaq National Market under the symbol “ONNN”. On November 27, 2001, the last reported sale price for the common stock on the Nasdaq National Market was $1.81 per share.

We urge you to carefully read the “ Risk Factors” section beginning on page 2 before making an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 28, 2001

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Our logo and the names of our products used in this prospectus are our trademarks, trade names or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

ON Semiconductor

We are a global supplier of high-performance broadband and power management integrated circuits and standard semiconductors. Our products provide high-performance clock management and data flow management for precision computing and communications systems, and power management for distributing and monitoring the supply of power to the different elements within virtually every electronic device. The principal end-user markets for our products are networking and computing, wireless communications, consumer electronics, automotive electronics and industrial electronics. Applications for our products in these markets include routers and other advanced networking equipment, cellular telephones and portable electronics, and industrial automation and control systems.

The Offering

Common Stock offered by the selling stockholder	44,326,241 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering

Nasdaq National Market symbol	ONNN

RISK FACTORS

You should carefully consider the risks and uncertainties described below before purchasing our common stock.

Effective January 1, 2001, we changed our accounting method for recognizing revenue on sales to distributors. Recognition of revenue and related gross profit on sales to distributors is now deferred until the distributor resells the product. In the risk factors set forth below, we have generally restated financial information on a pro forma basis for periods prior to 2001 to reflect the change in revenue recognition on sales to distributors.

Risks Related to Our Business

We have recently experienced substantial declines in revenues and operating losses, and we may experience additional declines in revenues and operating losses in the future.

Our total revenues for the first nine months of 2001 were $947.7 million compared to $1,488.1 million in the corresponding period in 2000. This decline was due primarily to reduced demand for our products resulting from the recent economic slowdown and actions taken by our customers to manage their inventories in line with incoming business. We incurred a net loss of $380.5 million for the first nine months of 2001 compared to net income of $22.1 million in the same period in 2000. The recent downturn in our business has been most pronounced in our broadband product family. Net revenues from broadband products, which accounted for approximately 10.9% of net product revenues in the nine months ended September 28, 2001, decreased 54.4% from $225.5 million in the first nine months of 2000 to $102.8 million for the comparable period in 2001.

During 2000 and the first nine months of 2001, we implemented a number of cost reduction initiatives. These initiatives have included accelerating our manufacturing moves into lower cost regions, transitioning higher-cost external supply to internal manufacturing, working with our material suppliers to further lower costs, work force reductions, salary reductions, temporary shutdowns of facilities with mandatory vacation, and aggressively streamlining our overhead. However, we cannot assure you that actual results of these cost reduction initiatives will, in and of themselves, return us to profitability.

We expect that reduced end-user demand, underutilization of our manufacturing capacity and other factors will continue to adversely affect our business in the near term and we may experience additional declines in revenue and operating losses in the future. In order to return to profitability, we must successfully implement our business plan, including our cost reduction initiatives. We also currently face an environment of uncertain demand in the markets our products address. We cannot assure you that we will be able to return to profitability or that we will be able to sustain our profitability, if achieved.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (for semiconductors and for the end-user products in which they are used) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past, are currently experiencing a significant downturn and may experience such downturns in the future. The current downturn and future downturns in the semiconductor industry may be severe and prolonged. Future downturns in the semiconductor industry, or any failure of the industry to fully recover from its recent downturn, could seriously impact our revenues and harm our business, financial condition and results of operations.

During the 1990s and continuing into 2000, the semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of the Internet and other computing and communications technologies. During the first nine months of 2001, we – like many of our customers and competitors – were adversely affected by a general economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our integrated circuits and standard semiconductors. The terrorist attacks of September 11, 2001 may further depress economic activity and demand for end-user products. The impact of slowing end-customer demand has been compounded by higher than normal levels of equipment and component inventories among our original equipment manufacturer, subcontractor and distributor customers. We expect that reduced demand for end-user products, underutilization of our manufacturing capacity, changes in our revenue mix and other factors could adversely impact our operating results in the near term.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation costs. If we are unable to utilize our manufacturing and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. The decline in product orders and shipments in the first nine months of 2001 has resulted in reduced capacity utilization of our facilities as we have attempted to match production with anticipated customer demand. Our gross margins have declined primarily as a result of this reduced utilization of our production capacity and erosion of the average selling price of our products. As a percentage of total revenues, gross margin declined to 18.8% for in the first nine months of 2001 from 34.2% for the corresponding period in 2000. We cannot guarantee that the industry downturn and increased competition in the face of weakening demand will not lead to further price erosion, lower revenues and lower margins for us in the future.

The completion and impact of our restructuring program and cost reductions could adversely affect our business.

In the nine months ended September 28, 2001, we recorded restructuring and other charges of $133.8 million to cover costs associated with our cost reduction initiatives. These costs were primarily comprised of employee separation costs and asset impairments. Our ability to complete the implementation of these cost reductions and the impact of these actions on our ability to effectively compete are subject to risks and uncertainties. Because our restructuring activities involve many aspects of our business, the cost reductions could adversely impact productivity to an extent we have not anticipated. Even if we fully execute and implement the activities and they generate the anticipated cost savings, there may be other factors that adversely impact our profitability and business.

If we are unable to implement our business strategy, our revenues and profitability may be adversely affected.

Our future financial performance and success are largely dependent on our ability to implement successfully our business strategy. Our present business strategy includes, without limitation, plans to: (1) continue to execute on our long-range growth plan in broadband and power management solutions while appropriately managing short-term demand fluctuations, (2) spend 5% to 6% of our net product revenues on research and development in the future; (3) accelerate our manufacturing and other moves into lower cost regions, such as China and Eastern Europe; and (4) implement measures to reduce operating expenses. We will also consider selective dispositions of assets or businesses as opportunities arise. We cannot assure you that we will successfully implement the business strategy or that implementing our strategy will sustain or improve our results of operations. In particular, we cannot assure you that we will be able to build our position in markets with high growth potential, increase our sales, increase our manufacturing efficiency, optimize our manufacturing capacity, lower our production and operating expenses, or make strategic acquisitions, alliances and dispositions.

Our business strategy is based on our assumptions about the future demand for our current products and the new products and applications we are developing and on our continuing ability to produce our products profitably. Each of these factors depends on our ability, among other things, to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, relocate and close manufacturing facilities and reduce operating expenses as part of our ongoing cost restructuring with minimal disruption to our operations, access quality raw materials and contract manufacturing services in a cost-effective and timely manner, protect our intellectual property portfolio and attract and retain highly-skilled technical, managerial, marketing and finance personnel. Several of these and other factors that could affect our ability to implement our business strategy, such as risks associated with international operations, increased competition, legal developments and general economic conditions, are beyond our control. In addition, circumstances beyond our control and changes in our business or industry may require us to change our business strategy.

Terrorist attacks, such as the attacks that occurred in New York and Washington D.C. on September 11, 2001, and other acts of violence or war may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

On September 11, 2001 the United States was the target of terrorist attacks of unprecedented scope. These attacks may lead to armed hostilities or further acts of terrorism and civil disturbance in the United States or elsewhere. The terrorist attacks caused instability in the global financial markets, and contributed to downward pressure on stock prices of United States publicly traded companies, such as ours. Future terrorist attacks or armed conflict could result in greater economic instability and further depress stock prices, including the price of our common stock.

The September 11 attacks disrupted the global insurance and reinsurance industries, and we may experience delays in renewing some insurance policies and may not be able to obtain insurance at historical levels on all of our facilities. Future terrorist attacks or armed hostilities could affect our domestic and international sales, disrupt our supply chain and impair our ability to produce and deliver our products. Such attacks and hostilities could directly impact our physical facilities or those of our joint ventures, suppliers or customers, both in the United States and elsewhere. Our primary facilities are located in the United States, Malaysia, the Philippines, Japan, and Slovakia. In connection with our joint ventures, we also have facilities in China and the Czech Republic. In addition, the threat of additional acts of terrorism may make transportation of our supplies and products more difficult or cost prohibitive. Any impairment of our financial performance as a result of terrorist attacks or armed conflict could increase the risk of noncompliance with the financial covenants in our principal credit agreement resulting in events of default and the possible acceleration of our indebtedness.

Due to the broad and uncertain effects that the September 11 attacks have had on financial and economic markets generally, we cannot provide any reliable measure of the impact that the September 11 attacks have had on our recent financial performance or any estimate as to how these attacks might affect our future results.

The agreements governing our indebtedness contain restrictive covenants that limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

Our principal credit facility and other debt instruments contain various provisions that limit our management’s discretion in the operation of our business by restricting our ability to:

•	incur additional indebtedness;

•	pay dividends and make other distributions;

•	prepay subordinated debt;

•	make restricted payments;

•	enter into sale and leaseback transactions;

•	create liens;

•	make capital expenditures in excess of certain limitations;

•	sell and otherwise dispose of assets; and

•	enter into transactions with affiliates.

These restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest.

In addition, the covenants under our principal credit agreement require us to maintain specified financial ratios. As a result of our recent financial performance, at June 29, 2001 we were not in compliance with covenants under our principal credit agreement requiring the maintenance of minimum interest expense and leverage coverage ratios. We negotiated a waiver in respect of our noncompliance with these covenants, and in respect of any future noncompliance with these covenants through December 31, 2002. In connection with the waiver, we amended our principal credit agreement. Under these amendments, minimum interest expense coverage ratio and leverage ratio requirements for periods between January 31, 2003 through December 31, 2005 were reduced, maximum capital expenditure limits were reduced and covenants requiring the maintenance of a minimum cash and cash equivalent balance until certain financial ratios are achieved and minimum EBITDA levels through December 31, 2002 were added. Our ability to maintain the minimum EBITDA levels and minimum cash and cash equivalent balance under our amended credit facility may be affected by events beyond our control.

If we are unable to comply with any of the provisions of our debt instruments, we will be in default, which could cause cross-defaults under other loans or agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If we were required to obtain waivers of defaults, we may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance the debt.

Our substantial leverage could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations. As of September 28, 2001, we had total long-term indebtedness of approximately $1,394.9 million (including current maturities, but excluding unused commitments) and interest expense of approximately $93.4 million for the nine months ended September 28, 2001. We may incur additional debt in the future. Our substantial indebtedness could have important consequences to you, including the risks that:

•

we will be required to use a substantial portion of our cash flow from operations to meet our debt service requirements, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts and strategic acquisitions;

•	our interest expense could increase if interest rates in general increase because a substantial portion of our debt will bear interest rates based on market rates;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry;

•	our debt covenants may restrict us from raising additional financing on satisfactory terms; and

•	our substantial leverage could place us at a competitive disadvantage compared to our competitors who have less debt.

As a condition to the recent modifications to the covenants under our principal credit agreement, we agreed to specified increases in the interest rates on our outstanding borrowings and the imposition of supplemental interest charges. As a result, our interest rate expense on an annual basis is expected to increase by approximately $36.1 million.

We may require additional capital in the future, and additional funds may not be available on terms acceptable to us.

We believe that our existing cash and cash equivalents, together with the cash that we expect to generate from our operations, will be sufficient to meet our planned capital needs. However, it is possible that we may need to raise additional capital to fund our future activities or to consummate acquisitions of other businesses, products or technologies. We may be able to raise these funds by selling securities to the public or selected investors, or by borrowing money. We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly, make selective dispositions of our assets or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentage of existing shareholders would be reduced. In addition, the equity or debt securities that we issue may have rights, privileges or preferences senior to those of our common stock.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development required to remain competitive in our business.

Uncertainties involving the ordering and shipment of, and payment for, our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. In addition, we sell a portion of our products through distributors, some of whom have rights to return a portion of unsold products to us. Sales to distributors accounted for approximately 42% of net product revenues in 2000 and 43% of net product revenues in the first nine months of 2001. We routinely purchase inventory based on customers’ estimates of demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through distributors or contract manufacturers, or both, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to failure of anticipated orders to materialize could result in excess obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with our raw materials and equipment suppliers.

During the first nine months of 2001, the markets in which our customers operate have been characterized by a dramatic decline in end-user demand and continued high levels of channel inventories, which have reduced visibility of future demand for our products and may, in some cases, lead to delays or defaults in payments for our products. We expect these and other factors to continue to affect our revenues in the near term.

Fluctuations in our quarterly operating results may cause our stock price to decline.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A portion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Factors that could affect our quarterly operating results include:

•	the timing and size of orders from our customers, including cancellations and reschedulings;

•	the timing of introduction of new products;

•	the gain or loss of significant customers, including as a result of industry consolidation;

•	seasonality in some of our target markets;

•	changes in the mix of products we sell;

•	changes in demand by the end-users of our customers’ products;

•	market acceptance of our current and future products;

•	variability of our customers’ product life cycles;

•	changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;

•	changes in the prices of our products, which can be affected by the level of our customers’ and end-users’ demand, technological change, product obsolescence or other factors; and

•

cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements.

An inability to introduce new products could adversely affect us, and changing technologies or consumption patterns could reduce the demand for our products.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to predict and adapt to these changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for our own new products and technologies.

We cannot assure you that we will be able to identify changes in the product markets and requirements of our customers and end-users and adapt to such changes in a timely and cost-effective manner. Nor can we assure you that products or technologies that may be developed in the future by our competitors and others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies or consumption patterns in our existing product markets or the product markets of our customers or end-users could have a material adverse effect on our business or prospects.

Competition in our industry could prevent us from maintaining our level of revenues and from raising prices to reflect increases in costs.

The semiconductor industry, particularly the market for semiconductor components, is highly competitive. As a result of the recent economic downturn, competition in the markets in which we operate has intensified as manufacturers of semiconductor components have offered reduced prices in order to combat production overcapacity and high inventory levels. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. In addition, companies not currently in direct competition with us may introduce competing products in the future. The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.

Many of our competitors may have certain advantages over us, including:

•

substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products;

•	longer independent operating histories and presence in key markets; and

•	greater name recognition.

Because our components are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, strategic relationships with customers, new product innovation, availability, delivery timing and reliability and customer sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Unless we maintain manufacturing efficiency and avoid manufacturing difficulties, our future profitability could be adversely affected.

Manufacturing semiconductor components involves highly complex processes that require advanced equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

From time to time we have experienced difficulty in beginning production at new facilities, transferring production to other facilities or in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

We must incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain certain of our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increased production volume.

We cannot assure you that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment. In addition, our principal credit agreement limits the amount of our capital expenditures.

If we were to lose one of our large customers, our revenues and profitability could be adversely affected.

Product sales to our ten largest customers accounted in the aggregate for approximately 52% and 51% of our net product revenues in 2000 and the nine months ended September 28, 2001, respectively. Many of our customers operate in cyclical industries, and in the past we have experienced significant fluctuations from period to period in the volume of our products ordered. Generally, our agreements with our customers impose no minimum or continuing obligations to purchase our products. We cannot assure that any of our customers will not significantly reduce orders or seek price reductions in the future or that the loss of one or more of our customers would not have a material adverse effect on our business or prospects.

The loss of our sources of raw materials or manufacturing services, or increases in the prices of such goods or services, could adversely affect our operations and productivity.

Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of our raw materials increase significantly or their quality deteriorates. Our manufacturing processes rely on many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. Generally, our agreements with suppliers impose no minimum or continuing supply obligations, and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of raw materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

In addition, for some of our products, such as our new Silicon Germanium (SiGe) technology, we are dependent upon a limited number of highly specialized suppliers for required components and materials. The number of qualified alternative suppliers for these kinds of technologies is extremely limited. We cannot assure you that we will not lose our suppliers for these key technologies or that our suppliers will be able to meet performance and quality specifications or delivery schedules. Disruption or termination of our limited supply sources for these components and materials could delay our shipments of products utilizing these technologies and damage relationships with current and prospective customers.

We also use third-party contractors for manufacturing activities, primarily for wafer fabrication and the assembly and testing of final goods. In 2000, these contract manufacturers, including Motorola, AIT, ASE and Phenitec, accounted for approximately 45% of our cost of sales. Our agreements with these manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. Our operations could be adversely affected if these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated or our forecasts proved to be materially incorrect.

In the case of Motorola, we agreed to continue providing manufacturing services to each other (including Motorola’s manufacturing of our emitter-coupled logic products) for limited periods of time following our recapitalization. Under our agreements with Motorola, the price of these services are fixed at levels that are intended to approximate each party’s cost of providing the services. Subject to our right to cancel upon six months’ written notice, we have minimum commitments to purchase manufacturing services from Motorola, as of November 1, 2001, of approximately $56 million, $26 million and $25 million in fiscal years 2001, 2002 and 2003, respectively, and have no purchase obligations thereafter. We could be adversely affected if we are unable to relocate these manufacturing operations to our own facilities or to other third-party manufacturers on cost-effective terms or make other satisfactory arrangements prior to the time when these agreements expire.

Acquisitions and strategic alliances may harm our operating results, cause us to incur debt or assume contingent liabilities or dilute our stockholders.

We may in the future acquire and form strategic alliances relating to other businesses, products and technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for any future acquisitions or alliances, which could be dilutive to our existing stockholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results. Without strategic acquisitions and alliances we may have difficulty meeting future customer product and service requirements.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

Approximately 41%, 37%, and 22% of our net product revenues in the nine months ended September 28, 2001 were derived from sales, directly or through distributors or electronic manufacturing service providers, to end-users in the Americas, the Asia/Pacific region and Europe (including the Middle East), respectively. We maintain significant operations in Seremban, Malaysia; Carmona, the Philippines; Aizu, Japan; Leshan, China; Roznov, the Czech Republic; and Piestany, the Slovak Republic. In addition, we rely on a number of contract manufacturers (primarily for assembly and testing) whose operations are primarily located in the Asia/Pacific region.

We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

•	economic and political instability;

•	changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	transportation delays;

•	power supply shortages and shutdowns;

•	difficulties in staffing and managing foreign operations and other labor problems;

•	currency convertibility and repatriation;

•	taxation of our earnings and the earnings of our personnel; and

•	other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

Our activities outside the United States are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. While our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations.

If we fail to attract and retain highly-skilled personnel, our results of operations and competitive position could deteriorate.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel. The market for personnel with such qualifications is highly competitive. For example, analog component designers are difficult to attract and retain, and the failure to attract and retain analog component designers could compromise our ability to keep pace with our competitors in the market for analog components. We have not entered into employment agreements with all of our key personnel. As employee incentives, we issue common stock options that generally have exercise prices at the market value at time of the grant and that are subject to vesting. Recently, our stock price has declined substantially, reducing the effectiveness of these incentives. Loss of the services of, or failure to effectively recruit, qualified personnel, including senior managers and design engineers, could have a material adverse effect on our business.

We use a significant amount of intellectual property in our business. Some of that intellectual property is currently subject to disputes with third parties, and litigation could arise in the future. If we are unable to protect the intellectual property we use, our business could be adversely affected.

We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications, and we cannot assure you that:

•

any of the substantial number of U.S. and foreign patents and pending patent applications that we employ in our business, including those that Motorola assigned, licensed or sublicensed to us in connection with our recapitalization, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;

•	the license rights granted by Motorola in connection with our recapitalization will provide competitive advantages to us;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•

any of the trademarks, copyrights, trade secrets, know-how or mask works that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark, copyright, or mask work applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in the United States and in foreign countries.

Also, we may from time to time in the future be notified of claims that we may be infringing third-party patents or other intellectual property rights. Motorola has agreed to indemnify us for a limited period of time with respect to some claims that our activities infringe on the intellectual property rights of others. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the technologies. Litigation could cause us to incur significant expense, by adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may be required to:

•	pay substantial damages;

•	cease the manufacture, use, sale or importation of infringing products;

•	expend significant resources to develop or acquire non-infringing technologies;

•	discontinue the use of processes; or

•	obtain licenses to the infringing technologies.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available to us on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

We will also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that persons or institutions will not assert rights to intellectual property arising out of our research.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse affect on our results of operations and financial condition.

Our manufacturing operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. Our operations are also subject to laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances. Motorola has agreed to indemnify us for environmental and health and safety liabilities related to the conduct or operations of our business or Motorola’s ownership, occupancy or use of real property occurring prior to the closing of our recapitalization transaction. We also have purchased environmental insurance. However, we cannot assure you that such indemnification arrangements and insurance policy will cover all material environmental costs relating to pre-closing matters and subsequent matters, respectively. In addition, the nature of our operations exposes us to the continuing risk of environmental and health and safety liabilities related to events or activities occurring after our recapitalization.

We believe that the future cost of compliance with existing environmental and health and safety laws and regulations, and any liability for currently known environmental conditions, will not have a material adverse effect on our business or prospects. However, we cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted; or

•

the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain.

In July 2001, three stockholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our officers and directors and various investment banking firms who acted as underwriters in connection with our initial public offering in April 2000. The class action lawsuits generally allege that our offering documents failed to disclose (i) certain underwriting fees and commissions and (ii) underwriter tie-ins and other arrangements with certain customers of the underwriters that impacted the price of our common stock in the aftermarket. The plaintiffs are seeking monetary damages and other appropriate relief.

We can provide no assurance as to the outcome of this securities litigation. Any conclusion of this litigation in a manner adverse to us could have a material adverse effect on our business, financial condition and results of operations. In addition, the cost to us of defending the litigation, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of this litigation could harm our ability to compete in the marketplace. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities litigation will not be filed against us in the future.

Risks Related To Our Common Stock

If our shares are delisted, you might not be able to sell your investment in our company.

Our common stock is listed on the Nasdaq National Market System. To continue to be listed on that market, however, we must continue to satisfy, with certain exceptions, specified maintenance criteria, including:

•	required levels of total assets, net tangible assets, stockholders’ equity or revenues,

•	a minimum market value of our public float, and

•	a minimum bid price per share.

While Nasdaq recently announced a temporary suspension, until January 2, 2002, of the minimum bid price and public float requirements for continued listing, our failure to meet these maintenance criteria in the future may result in the delisting of our common stock from the Nasdaq National Market System. If we are delisted from the Nasdaq National Market, we may continue to be listed on the Nasdaq SmallCap Market if we are able to satisfy its continued listing criteria. In the event that we cannot satisfy the listing criteria of the Nasdaq SmallCap Market, trading, if any, in our common stock would be conducted in the over-the-counter market in the so-called “pink sheets” or the OTC Bulletin Board. Consequently, selling our common stock would be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock. A delisting from Nasdaq also may have a material adverse effect on our ability to raise capital through the issuance of additional equity.

In the event our common stock is delisted from Nasdaq, we would become subject to certain securities law restrictions requiring broker/dealers who recommend low-priced securities to persons (with certain exceptions) to satisfy special sales practice requirements, including making an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction. These “penny stock” regulations also require additional disclosure in connection with any trades involving low-priced stocks (subject to certain exceptions), including the delivery, prior to any transaction, of a disclosure schedule explaining the market for such stocks and the associated risks. These requirements could severely limit the market liquidity of our common stock and your ability to sell the common stock in the secondary market.

Holders of our common stock may experience dilution and the price of our common stock may decline as a result of the issuance of Series A preferred stock.

In September 2001, we sold 10,000 shares of our Series A preferred stock to TPG ON Holdings LLC, an affiliate of the Texas Pacific Group. Each share of Series A preferred stock is convertible at the option of the holder into approximately 3,546 shares of our common stock, subject to customary anti-dilution adjustments. Under the anti-dilution provisions, the conversion price is subject to downward adjustment in the event we issue common stock, or derivative securities entitling the holder to subscribe for or acquire common stock, at a price below the then-current conversion price or market price. Holders of Series A preferred stock are entitled to cumulative dividends, payable quarterly in cash, at a rate of 8% per annum (or if greater during the relevant quarterly period, in an amount equal to the value of the dividends that would be paid on our common stock then issuable upon conversion of the Series A preferred stock), subject to applicable restriction imposed by our principal credit facility. In the event dividends are not paid, the dividends will accumulate on a compounded basis and the number of shares of common stock into which the Series A preferred stock is convertible will increase proportionately.

There is a possibility that the Series A preferred stock will be converted at a price per share that is less than the then current market price of our common stock. If this were to occur, it may cause substantial dilution to our existing common stockholders. Additionally, we are required to register the shares of common stock issuable upon conversion of the Series A preferred stock under the Securities Act for public resale. Therefore, in the event that the Series A preferred stock is converted, a substantial number of shares of our common stock may be sold into the market, which could decrease the trading price of our common stock and encourage short sales by the selling shareholder or others. Short sales could place further downward pressure on the price of our common stock.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

As of November 27, 2001, the trading price of our common stock since our initial public offering has ranged from a high of $27.75 on May 1, 2000 to a low of $1.12 on October 5, 2001.

Our stock price could be affected because a substantial number of shares of our common stock will be available for sale in the future.

Sales in the public market of a substantial number of shares of common stock, including shares of common stock issued upon conversion of the Series A preferred stock, could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of our common stock will be available for future sale.

One of our principal stockholders controls our company, which will limit the ability of our other stockholders to influence the outcome of director elections and other matters submitted for a vote of the stockholders.

Affiliates of Texas Pacific Group own 124,999,433 shares of our common stock and all of the outstanding shares of Series A preferred stock. These shares represent approximately 76% of the total voting power of our capital stock. As a result, Texas Pacific Group, through its affiliates, will be able to:

•	elect all of our directors and, as a result, control matters requiring board approval;

•	control matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

•	otherwise control or influence our business direction and policies.

In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

Provisions in our charter documents may delay or prevent the acquisition of our company, which could decrease the value of our stock.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions:

•	create a board of directors with staggered terms;

•	permit only our board of directors or the chairman on our board of directors to call special meetings of stockholders;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	prohibit stockholder action by written consent;

•

authorize the issuance of “blank check” preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our board of directors can create and issue without prior stockholder approval; and

•	require the approval by holders of at least 66 2/3% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions are intended to identify forward-looking statements.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We do not have any obligation to release updates or any changes in events, conditions or circumstances on which any forward-looking statement is based or to conform those statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder. The selling stockholder will pay any fees and disbursements to underwriters not customarily paid by issuers of securities in a secondary offering, including underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, printing fees and expenses, fees and expenses of our counsel and our accountants, the fees and expenses of selling stockholder’s counsel and accountants and the expenses of any special audits.

SELLING STOCKHOLDER

The shares being offered by the selling stockholder are issuable upon conversion of the shares of Series A cumulative convertible preferred stock that we sold to the selling stockholder in a private placement in September 2001. Each share of Series A preferred stock is convertible into shares of our common stock from time to time at the option of the selling stockholder by dividing:

•	its stated value of $10,000, plus any accrued dividends; by

•	the conversion price of $2.82, which is subject to specified anti-dilution adjustments.

On the date of their issuance, the shares of Series A preferred stock were convertible into 35,460,993 shares of our common stock. This prospectus covers 44,326,241 shares in order to adequately cover increases in the number of shares of common stock issuable upon conversion of the Series A preferred stock as a result of accrued dividends and anti-dilution adjustments. This number represents 125% of the number of shares of common stock into which the Series A preferred stock was originally convertible. Because the number of shares of common stock into which the Series A preferred stock is convertible depends on future events, the number of shares that will actually be issued upon conversion may exceed 44,326,241. In that event, we intend to file an amendment to the registration statement of which this prospectus forms a part to register the additional shares.

The following table sets forth certain information regarding the beneficial ownership of common stock by the selling stockholder. Beneficial ownership is determined in accordance with the rules promulgated by the SEC, and includes voting or investment power with respect to shares. Percentage ownership is based on 174,224,208 shares outstanding as of November 26, 2001. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholder named below.

Name of Selling Stockholder	Shares Beneficially Owned Prior To Sale Under This Prospectus		Shares Offered By This Prospectus	Shares Beneficially Owned After The Offering
	Number(1)	Percentage Ownership		Number(2)	Percent
TPG ON Holdings LLC (3)	35,460,993	16.9%	44,326,241	—	*

*	Represents less than 1% of the issued and outstanding shares.
(1)	Represents number of shares of common stock into which Series A preferred stock is convertible, assuming no accrued dividends or anti-dilution adjustments. The number of shares beneficially owned by the selling stockholder may increase as a result of accrued dividends or anti-dilution adjustments.
(2)	We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may elect not sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.
(3)	TPG ON Holdings is a Delaware limited liability company the members of which are TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity Partners II, L.P. TPG GenPar II, L.P. is the sole general partner of each of the members, other than TPG 1999 Equity Partners II. TPG Advisors II, Inc. is the sole general partner of TPG GenPar II and TPG 1999 Equity Partners II. As a result, TPG Advisors II indirectly controls TPG ON Holdings. The executive officers and directors of TPG Advisors II are David Bonderman, President and director, James Coulter, Executive Vice President and director, William Price, Executive Vice President and director, Richard Schifter, Vice President, James O’Brien, Vice President and Treasurer, and Richard Ekleberry, Vice President and Secretary. TPG Advisors II also indirectly controls TPG Semiconductor Holdings, which holds approximately 72% of our outstanding common stock. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of the shares beneficially owned by TPG ON Holdings and TPG Semiconductor Holdings. Mr. Bonderman serves on our Board of Directors.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholder may sell its shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account as allowed by this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions;

•	in options transactions;

•	short sales; and

•	a combination of any of the above methods of sale.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also:

•	sell the common stock short and redeliver the shares to close out such short positions;

•

enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares may be resold by the broker-dealer or other financial institution pursuant to this prospectus (as supplemented or amended to reflect that transaction); and

•

pledge shares to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with those sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. The selling stockholder has agreed to indemnify us against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling stockholder to keep the registration statement of which this prospectus constitutes a part effective until such time as the TPG ON Holdings LLC and its affiliates hold no Series A preferred stock and less than 1.0% of our total outstanding shares of common stock, assuming conversion of the Series A preferred stock.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon by Snell & Wilmer, L.L.P., Phoenix, Arizona.

EXPERTS

The financial statements of ON Semiconductor Corporation as of December 31, 2000 and 1999 and for the year ended December 31, 2000 and for the period from August 4, 1999 through December 31, 1999 incorporated in this prospectus by reference to the 2000 Annual Report to Shareholders of ON Semiconductor Corporation, which is incorporated by reference to ON Semiconductor Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

The combined statements of revenues less direct and allocated expenses before taxes of the Semiconductor Components Group of Motorola, Inc. for the period from January 1, 1999 through August 3, 1999 and for the year ended December 31, 1998 incorporated in this prospectus by reference to the 2000 Annual Report to Shareholders of ON Semiconductor Corporation, which is incorporated by reference to ON Semiconductor Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2000 have been so incorporated in reliance on the report of KPMG LLP, independent public accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC’s rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any report, document or any other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you on the SEC’s website (http://www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

1.	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000;

2.	Our Quarterly Reports of Form 10-Q for the quarters ended March 30, 2001, June 29, 2001 and September 28, 2001;

3.	Our definitive Proxy Statement on Schedule 14A filed on April 16, 2001;

4.	Our Current Reports on Form 8-K filed on February 2, 2001, March 1, 2001, March 15, 2001, April 26, 2001, May 10, 2001, July 26, 2001, and September 7, 2001;

5.	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

6.	The description of our common stock contained in our registration statement on Form 8-A, filed with the Commission on April 21, 2000.

You may request a copy of these documents, which will be provided to you at no cost, by contacting:

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

49,184,272 Shares

Common Stock

PROSPECTUS SUPPLEMENT

May 8, 2007

LEHMAN BROTHERS